1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
JEREMY SENDEROWICZ Jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

February 25, 2013

VIA EDGAR CORRESPONDENCE

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: db-X Exchange Traded Funds Inc.

Dear Mr. Eskildsen:

We are writing in response to your telephonic comments on and questions regarding (a) the most recent annual report filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on August 3, 2012 on behalf of db-X Exchange Traded Funds Inc. (the “Registrant;” with such annual report being the “Annual Report”) in respect of five separate exchange-traded fund (“ETF”) series offered by the Registrant: db-X 2010 Target Date Fund, db-X 2020 Target Date Fund, db-X 2030 Target Date Fund, db-X 2040 Target Date Fund and db-X In-Target Date Fund1 (each such series being a “Fund”) and (b) the summary prospectus for each such Fund filed with the SEC on September 28, 2012 pursuant to Rule 497(k) under the Securities Act of 1933, as amended.

On behalf of the Registrant, set forth below are your comments and questions along with our responses to or any supplemental explanations of such comments or questions, as requested.

1 Effective January 31, 2013, the first part of each Fund’s name was changed from “db-X’ to “db X-Trackers.” For the sake of convenience, this letter refers to each Fund by its name that was in effect as of the date the comments were given.

Comment 1. Please explain why the “Management’s Discussion of Fund Performance” section of the Annual Report does not discuss “the investment strategies and techniques used by the Fund’s investment adviser” which materially affect each Fund’s performance, as required under Item 27(b)(7)(i) of Form N-1A.

Response 1. Each Fund is an index-based ETF whose investment objective is to track the performance, before fees and expenses, of a particular benchmark index. Accordingly, the “investment strategies and techniques” used by each Fund’s investment adviser and sub-adviser are to hold most or all of the securities included in the Fund’s respective benchmark index. The Management’s Discussion of Fund Performance section does specify that the differences between each Fund’s allocation to various types of securities (which, in turn, were based on differences between the allocation to such types of securities of each Fund’s respective benchmark index) caused the differences in performance between each Fund. We believe the existing discussion complies with the requirements of Item 27(b)(7)(i) of Form N-1A.

Comment 2. The Annual Report disclosure required under Item 27(b)(7)(ii) of Form N-1A specifying that the average annual total Fund returns shown do not reflect the impact of taxes that a shareholder would pay on fund distributions or the redemption of fund shares does not seem to be included. Please ensure that future filings include this disclosure.

Response 2. The Annual Report disclosure required under Item 27(b)(7)(ii) of Form N-1A specifying that the average annual total Fund returns shown do not reflect the impact of taxes that a shareholder would pay on fund distributions or the redemption of fund shares is in fact included in footnote 3 to each Fund’s Performance Summary table showing average annual total returns.

Comment 3. The Annual Report’s “Schedule of Investments” for certain of the Funds includes investments in one or more business development companies (“BDCs”). Please confirm that the underlying fees and expenses of Fund investments in BDCs were reflected as “acquired fund fees and expenses” (“AFFE”) in calculating each Fund’s expenses for purposes of the fee table as disclosed in each Fund’s prospectus, as required under Instruction 3(f) to Item 3 of Form N-1A.

Response 3. After recalculating fees and expenses for its most recent fiscal year to reflect the underlying fees and expenses of each applicable Fund’s investments in BDCs, the Registrant has determined that each Fund incurred certain minimal amounts of AFFE which should have been reflected in the fee table for each Fund. Specifically, the db-X 2010 Target Date Fund incurred less than 0.01% of AFFE which should have been included in the “Other Expenses” line item of the Fund’s fee table and which inclusion resulted in “Other Expenses increasing by 0.01% due to rounding, each of the db-X 2020 Target Date Fund and the db-X In-Target Date Fund incurred 0.01% of AFFE and each of the db-X 2030 Target Date Fund and the db-X 2040 Target Date Fund incurred 0.02% of AFFE.

The Registrant does not believe these amounts represent material differences from the Funds’ current fee table disclosure. Nonetheless, concurrently with the submission of this response letter, the Registrant is filing a revised summary prospectus and a supplement to its statutory prospectus reflecting the corrected fee tables and applicable disclosure regarding AFFE.2 In addition, the Registrant’s investment adviser and administrator have implemented a process whereby each Fund’s portfolio holdings are monitored for BDCs and the underlying expenses of any such BDC holdings are appropriately calculated and reflected in each Fund’s calculation of its expenses.

Comment 4. Each Fund’s summary prospectus filed on September 28, 2012 refers to the Fund’s website at dbxetf.com. That website did not include any references to the Funds. Should the summary prospectuses refer to dbxstrategicadvisors.com?

Response 4. Despite having been filed with the SEC under Rule 497(k), each Fund’s summary prospectus filed on September 28, 2012 was never included on the Fund’s website, distributed to any Fund investors or otherwise utilized by a Fund. Those summary prospectuses were filed with the SEC in anticipation of an upgraded website at dbxetf.com that was intended to include the Funds, and the Registrant’s plan was to provide the summary prospectuses on the website when that website upgrade was completed and included the Funds.

2 The supplement to each Fund’s statutory prospectus also reflects additional disclosure regarding the possibility of a Fund’s investing in BDCs as a non-principal investment strategy, as well as risks related thereto.

Subsequently, a new website was created at dbxus.com which includes the Funds. The Funds’ updated summary prospectuses filed with the SEC on January 31, 2013 reflect this new website.

Comment 5. On dbxstrategicadvisors.com, we could not find links to the Funds’ summary prospectuses or the SAI. Please ensure those are available.

Response 5. Please see Response 4 regarding the availability of the summary prospectuses as of the time of this comment. The SAIs were available on dbxstrategicadvisors.com as of that time. We also confirm that at the Funds’ new website at dbxus.com, each Fund’s summary prospectus and the SAI are now available.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669 Thank you.

Sincerely,

/s/ Jeremy Senderowicz
Jeremy Senderowicz

cc: Alex Depetris

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